MATERIAL CHANGE REPORT

51-102F3

Item 1                      Name and Address of Company

Rubicon Minerals Corporation (the “Company” or “Rubicon”)

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

Item 2                      Date of Material Change

May 27, 2010

Item 3                      News Release

News release was issued on May 27, 2010

Item 4                      Summary of Material Change

In the news release Rubicon announced that it intersects 1.24 oz/ton gold over 22.5 feet true thickness which was close to the proposed drift location at the F2 Core Zone,  in Red Lake, Ontario.  Rubicon also announced that the drifting to access  the F2 Core Zone had commenced.

Item 5                      Full Description of Material Change

5.1 Full Description of Material Change

Rubicon announced results from drill hole 305-05 at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. This hole is significant as it represents the first test from the underground 305 metre level across the F2 Core Zone in the area of the intended cross-cut (illustrated in Figure 1 of the news release). The hole trace is sub-horizontal with a dip of minus 5.8 degrees across the zone and intersects the gold-bearing stratigraphy at near right angles. Reported lengths are thus interpreted to be true thicknesses. The hole intersected 1.24 oz/ton gold over 22.6 feet (42.5 g/t gold over 6.9 metres) part of a broad vein zone grading 0.59 oz/ton gold over 49.2 feet (20.1 g/t gold over 15.0 metres). New results are presented in Table 1 and Figure 1 of the news release.

The Company also announced that it has commenced drifting on the 305 metre level to access the F2 Core Zone. This 400 metre horizontal drift will provide access for additional drilling of the entire F2 Gold System, including detailed drilling in the central F2 Core Zone. Drilling from underground using four drill rigs will continue throughout the drifting process. The drift is expected to be in position 50 metres from the F2 Core Zone by October, 2010.

Please see attached news release of May 27, 2010 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                      Omitted Information

Not applicable

Item 8                      Executive Officer

David W. Adamson, President & CEO (Tel:  604-623-3333)

Item 9                      Date of Report

        June 4, 2010

News Release
TSX:RMX | NYSEAMEX:RBY May 27, 2010

Rubicon Intersects 1.24 oz/ton Gold Over 22.5 feet True Thickness Close to Proposed Drift Location at F2 Core Zone, Red Lake, Ontario
- Drifting to access F2 Core Zone commenced -

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to announce results from drill hole 305-05 at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. This hole is significant as it represents the first test from the underground 305 metre level across the F2 Core Zone in the area of the intended cross-cut (Figure 1). The hole trace is sub-horizontal with a dip of minus 5.8 degrees across the zone and intersects the gold-bearing stratigraphy at near right angles. Reported lengths are thus interpreted to be true thicknesses. The hole intersected 1.24 oz/ton gold over 22.6 feet (42.5 g/t gold over 6.9 metres) part of a broad vein zone grading 0.59 oz/ton gold over 49.2 feet (20.1 g/t gold over 15.0 metres). New results are presented in Table 1 and Figure 1.

The Company has commenced drifting on the 305 metre level to access the F2 Core Zone. This 400 metre horizontal drift will provide access for additional drilling of the entire F2 Gold System, including detailed drilling in the central F2 Core Zone. Drilling from underground using four drill rigs will continue throughout the drifting process. The drift is expected to be in position 50 metres from the F2 Core Zone by October, 2010.

“This is a very important as well as impressive drill hole. It demonstrates excellent horizontal thickness and outstanding gold grade in the F2 Core Zone and is significant from a potential mining standpoint. Drilling to date extends the F2 Core Zone vertically for at least 1968 feet (600 metres).  This suggests significant tonnage potential can be developed in this zone alone, which is only one of numerous zones we have discovered to date within the F2 Gold System. We are excited to have commenced drifting and we look forward to seeing the F2 Core Zone up close underground. In the meantime, we have a total of six rigs exploring the F2 Gold System,” stated David Adamson, President and CEO.

The F2 Core Zone is one of several zones that exist in the extensive F2 Gold System from which Rubicon has reported numerous excellent grade and width intercepts in 25 news releases (see news release dated March 12, 2008 to May 17, 2010). The system is now 1.1 kilometres long and 1.4 kilometres deep and, as such, rivals the scale of other major gold deposits that are present in the Red Lake gold camp.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Table 1:  Assay Results
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
305-05	321	7.9	44.5	0.23	146.0	1
Incl.	323	20.1	15.0	0.59	49.2	1
Sub incl.	323	42.5	6.9	1.24	22.6	1
Sub incl.	323	81.8	2.9	2.39	9.5	1
Sub incl.	323	283.1	0.5	8.26	1.6	1
Holes with the prefix ‘305’were drilled from underground. Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Figure 1: F2 Gold System Plan Map

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.